Exhibit 99.5

FCH/IHC HOTELS, L.P.

Consolidated Financial Statements

December 31, 2003

(With Independent Auditors’ Report Thereon)

1989MATYC

Independent Auditors’ Report

The Partners
FCH/IHC Hotels, L.P.:

We have audited the accompanying consolidated balance sheet of FCH/IHC Hotels, L.P. and subsidiaries (the Partnership) as of December 31, 2003, and the related consolidated statements of operation, partners’ capital and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FCH/IHC Hotels, L.P. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 26, 2004

FCH/IHC HOTELS, L.P.
Consolidated Balance Sheet
December 31, 2003

Assets
Investment in hotel properties, net	$78,422,032
Cash and cash equivalents	119,874
Restricted cash	1,414,328
Due from lessee – related party	7,286,057
Accounts receivable – related party	853,695
Other assets	109,503
Deferred costs, net of accumulated amortization of $431,835.	1,209,927

Total assets	$89,415,416

Liabilities and Partners’ Capital
Accounts payable and accrued expenses	$344,177
Accrued interest payable	4,666,663
Due to Felcor Lodging Trust, Inc. - related party	1,702,730
Due to Interstate Hotels & Resorts, Inc. - related party	947,270
Long-term debt	50,304,893

Total liabilities	57,965,733
Preferred partnership interest	16,581,000
Partners’ capital	14,868,683
Commitment and contingencies

Total liabilities and partners’ capital	$89,415,416

See accompanying notes to consolidated financial statements.

FCH/IHC HOTELS, L.P.
Consolidated Statement of Operations
Year ended December 31, 2003

Revenues:
Base lease revenue	$6,428,889
Percentage lease revenue	2,046,943

8,475,832
Expenses:
General and administrative	397,426
Real estate and personal property taxes	1,133,122
Depreciation and amortization	3,569,888
Interest, net	3,892,312

Total expenses	8,992,748

Net loss	(516,916)
Preferred partnership interest expense	1,705,725

Net loss applicable to partners	(2,222,641)

See accompanying notes to consolidated financial statements.

FCH/IHC HOTELS, L.P.

Consolidated Statement of Partners’ Capital

Year ended December 31, 2003

		General Partners	Limited Partners
	Total	1%	99%
Balance, December 31, 2002	$16,941,324	169,413	16,771,911
Contributions	150,000	1,500	148,500
Net loss applicable to partners	(2,222,641)	(22,226)	(2,200,415)

Balance, December 31, 2003	$14,868,683	148,687	14,719,996

See accompanying notes to consolidated financial statements.

FCH/IHC HOTELS, L.P.
Consolidated Statement of Cash Flows
Year ended December 31, 2003

Cash flows from operating activities:
Net loss	$(2,222,641)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,569,888
Preferred partnership interest expense	1,705,725
Changes in assets and liabilities:
Due from lessee – related party	(7,442,949)
Accounts receivable - related party	3,103,494
Other assets and accrued expenses	(106,003)
Accrued interest payable	46,154

Net cash used in operating activities	(1,346,332)
Cash flows from investing activities:
Restricted cash	373,103
Improvements to hotel properties and purchase of property and equipment	(1,165,306)

Net cash used in investing activities	(792,203)

Cash flows from financing activities:
Advances from related parties	2,650,000
Capital contribution	150,000
Payment on long-term debt	(779,263)

Net cash provided by financing activities	2,020,737

Net change in cash and cash equivalents	(117,798)
Cash and cash equivalents at beginning of period	237,672

Cash and cash equivalents at end of period	$119,874

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$3,845,152

See accompanying notes to consolidated financial statements.

FCH/IHC HOTELS, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(1)	Organization and Basis of Presentation

FCH/IHC Hotels, L.P. and subsidiaries (the Partnership), a limited partnership, was formed effective March 27, 2001 by Interstate/Dallas, GP, L.L.C. (Interstate GP), a Delaware limited liability company, and FelCor Hotel Asset Company, L.L.C. (FelCor GP), a Delaware limited liability company, as General Partners, and Interstate/Dallas Partnership, L.P. (Interstate LP) and FelCor Lodging Limited Partnership (FelCor LP), as Limited Partners. FelCor GP and FelCor LP are wholly owned by FelCor Lodging Trust, Inc. (Felcor) and collectively had a 50% partnership interest at the formation of the Partnership. Interstate GP and Interstate LP are wholly owned by Interstate Hotels & Resorts, Inc. (Interstate and formerly, Interstate Hotels Corporation) and collectively had a 50% partnership interest at the formation of the Partnership. The partnership interests of FelCor and Interstate have substantially the same voting and distribution rights. During 2003, FelCor GP and FelCor LP collectively made a capital contribution of $150,000. Interstate GP and Interstate LP did not make a contribution resulting in a dilution of their partnership interest. At December 31, 2003, FelCor GP and FelCor LP collectively have a 50.5% partnership interest and Interstate GP and Interstate LP collectively have a 49.5% partnership interest. FelCor LP also has a preferred partnership interest as described in note 7.

The Partnership was formed to acquire and lease limited service hotels. The Partnership owns eight limited-service hotels (the Hotels) through a series of wholly owned subsidiaries of the Partnership.

Hotel	Location
Atlanta-Downtown Fairfield Inn by Marriott	Atlanta, Georgia
Atlanta-Downtown Courtyard by Marriott	Atlanta, Georgia
Dallas-Regal Row Fairfield Inn by Marriott	Dallas, Texas
Houston-Near the Galleria Fairfield Inn by Marriott	Houston, Texas
Houston-Near the Galleria Courtyard by Marriott	Houston, Texas
Houston I-10-East Hampton Inn	Houston, Texas
Houston I-10-East Fairfield Inn by Marriott	Houston, Texas
Scottsdale-Downtown Fairfield Inn by Marriott	Scottsdale, Arizona

The Hotels are leased by FCH/IHC Leasing, L.P. (Lessee), an affiliate of the general and limited partners, and are managed by Interstate Hotels & Resorts, Inc. Revenues and expenses from the operation of the hotels included in the financial statements of the Lessee.

The term of the Partnership shall continue until the occurrence of a dissolution or termination event as defined by the Partnership agreement. In accordance with the terms of the partnership agreement, subsequent capital contributions from the partners may be required. Such capital contributions are to be made by the limited partners and the general partners at the discretion of the general partners and paid in proportion to their respective partnership interests. The partnership also provides for the exchange of partnership interests in the event of the failure of a partner to make subsequent capital contribution.

(Continued)

FCH/IHC HOTELS, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership as described in note 1. All significant intercompany transactions and balances have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c)	Balance Sheet Presentation

The balance sheet of the Partnership is presented as unclassified in accordance with industry practice for real estate entities.

(d)	Investment in Hotel Properties

The hotel properties are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. The cost and the related accumulated depreciation applicable to property no longer in service are eliminated from the accounts, and any gain or loss thereon is included in operations. Maintenance and repairs are the responsibility of the Lessee; major renewals and improvements are capitalized.

(e)	Cash and Cash Equivalents

All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. The Partnership maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes the credit risk related to these cash and cash equivalents is minimal.

(f)	Restricted Cash

The borrowing arrangements with Lehman Brothers Bank, FSB as discussed in note 6 provide that certain cash from operations be restricted for the future acquisition of or for the replacement of property and equipment.

(g)	Deferred Expenses

Deferred expenses consist primarily of loan acquisition costs and franchise fees. Loan acquisition costs are amortized over the life of the loans, which approximates the interest method. Franchise fee costs are being amortized on the straight-line method over the life of the underlying agreements, which range from 10 to 20 years.

(Continued)

FCH/IHC HOTELS, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(h)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Partnership accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS No. 144 provides a single accounting model for long-lived assets to be disposed. SFAS No. 144 also changed the criteria for classifying an asset as held for sale and broadened the scope of businesses to be disposed that qualify for reporting as discontinued operations and changed the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets and certain intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet. No assets are classified as held for sale in accordance with SFAS No. 144 as of December 31, 2003.

(i)	Revenue Recognition

The Hotels are leased by the Partnership to the Lessee under a percentage lease agreement which provides for minimum base rent (Base Rent) and percentage rent based on fixed percentages of room revenue in excess of certain specified levels (Percentage Rent). Base lease revenue is recognized on a straight-line basis over the term of the related leases. Base Rent is paid monthly and Percentage Rent is paid on a schedule set forth in each percentage lease agreement.

Percentage lease revenue is reported as income over the lease term as it becomes receivable from the Lessee in accordance with the provisions of the leases.

(j)	Income Tax Status

For federal and state tax purposes, the Partnership is considered a partnership. Partnerships are generally not subject to state and federal income taxes.

(Continued)

FCH/IHC HOTELS, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(3)	Partner Advances

During 2003, FelCor and Interstate advanced $1,702,730 and $947,270, respectively, to the Partnership to fund operating requirements and property improvements. In February 2004, Interstate notified Felcor that they will not provide any additional capital contributions or advances to the Partnership. The Partnership will be dependent upon Felcor through its partnership interests, to provide additional funding, if required. Interstate’s partnership interests will be diluted to the extent that Felcor provides future capital contributions.

(4)	Related Party Transactions

The Hotels are leased to the Lessee, an affiliate of the Partnership. The initial term of the leases are for 10 years and expire on December 31, 2010. The leases can be extended by the mutual consent of the parties on the same terms for 2 periods of 5 years. Lease revenue represents base lease revenue and percentage lease revenue that is based on a percentage of rooms, food, beverage, telephone, and other revenues from the Hotels, which is annually increased by the consumer price index and expire on December 31, 2010.

Minimum future lease revenue is computed based on the Base Rent of each lease, as defined, and is as follows for the years ending December 31:

2004	$6,392,300
2005	6,392,300
2006	6,392,300
2007	6,392,300
2008	6,392,300
Thereafter	12,784,600

$44,746,100

Lease payments due from the Lessee are reported separately on the accompanying balance sheet as Accounts receivable - related party. Expenses paid on behalf of the hotels leased to the Lessee are reported separately on the accompanying balance sheet as Due from lessee - related party.

(Continued)

FCH/IHC HOTELS, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(5)	Investment in Hotel Properties

Investment in hotel properties consisted of the following at December 31:

Land	$7,416,232
Building	74,510,355
Furniture, fixtures, and equipment	11,944,470

Total	93,871,057
Less accumulated depreciation	(15,449,025)

$78,422,032

During 2003, depreciation expense totaled $3,412,712.

(6)	Long-Term Debt

On March 27, 2001, the wholly owned subsidiaries of the Partnership borrowed a total of $52,250,000 through a series of notes from Lehman Brothers Bank, FSB (the Notes). The proceeds from the Notes were used were used to purchase the Hotels. Additionally, $5,000,000 from the Notes proceeds was deposited into an escrow account to finance property improvements at the Hotels.

The Notes requires monthly principal and interest payments, with monthly interest payments beginning on March 27, 2001 and monthly principal payments beginning on April 11, 2001, pursuant to a twenty-five year amortization schedule. Interest is payable based on a fixed rate of 7.48%.

The Notes contain certain restrictive covenants including the limitations on the assumptions of additional indebtedness, change in the Partnership agreement, changes in the managing agent of the Hotels and the maintenance of compliance with the Americans with Disabilities Act. The Notes are cross-collateralized by substantially all of the Hotels’ assets, including the franchise agreements. Additionally, the Notes contain prepayment restrictions and yield maintenance provisions. At December 31, 2003, the Partnership would be required to pay a prepayment penalty of approximately $12 million in the event it decided to prepay the outstanding principal balance on the Notes.

Aggregate scheduled maturities of the Notes for each of the next five years ending December 31, and thereafter are as follows:

2004	$828,614
2005	904,681
2006	975,687
2007	1,052,266
2008	1,124,664
Thereafter	45,418,981

Total	$50,304,893

(Continued)

FCH/IHC HOTELS, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(7)	Preferred Partnership Interest

At inception, FelCor LP contributed the Hotels to the Partnership. As consideration for its contribution of the Hotels, FelCor LP received a $16,581,000 preferred partnership interest. The preferred partnership interest contains certain privileges that include preferred return, profit, and loss allocations and distributions. The preferred partnership interest is redeemable at face value at the option of Partnership. The preferred interest is cumulative, accrues interest at 8.85% per annum and is payable from available cash flow, as defined in the partnership agreement. As of December 31, 2003, preferred interest payable was $4,447,284 and included in accrued interest payable on the accompanying balance sheet.

(8)	Financial Instruments

The Partnership’s financial instruments include: cash and cash equivalents; restricted cash; and, long-term debt. The carrying value of the cash and cash equivalents and restricted cash approximates fair value because of the liquid nature and short-term maturity of the investments. The carrying value of the long-term debt is estimated to approximate its fair value.

(9)	Commitments and Contingencies

The Hotels are operated under franchise agreements and are licensed as Courtyard by Marriott hotels (2), Fairfield Inn by Marriott hotels (5), and a Hampton Inn (1). The franchisors agreements require the payment of fees based on a percentage of hotel room revenue, beverage revenue, and food revenue, if applicable, which fees are paid by the Lessee, and therefore, are not included in the accompanying consolidated financial statements.

The Partnership has future lease commitments under a ground lease for one of the Hotels through April 30, 2068. Future minimum ground rent payable under this lease for each of the years ending December 31 are as follows:

2004	$42,000
2005	42,000
2006	42,000
2007	42,000
2008	42,000
Thereafter	2,492,000

Total	$2,702,000

(10)	Subsequent events

The partnership trailing twelve months debt service coverage ratio was below the minimum requirement of 1.25 times at December 31, 2003. As a result, all rents and proceeds with respect to the properties are currently deposited into a lender controlled lockbox as of March 23, 2004.